UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one. (1))

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Choose Your Horizon, Inc

Legal status of issuer

> *Form*
> Corporation
>
> *Jurisdiction of Incorporation/Organization*
> Delaware
>
> *Date of organization*
> August 22, 2018

Physical address of issuer
106 E 6th St, Unit 900, Austin, TX 78701

Current number of employees
7

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$186,285.42	$389,986.29
Cash & Cash Equivalents	$14,060.66	$117,328.00
Accounts Receivable	$163,108.76	$269,733.12
Short-term Debt	$416,119.19	$73,901.00
Long-term Debt	$1,684,000.00	$1,483,000.00
Revenues/Sales	$1,122,581.22	$1,153,912.92
Cost of Goods Sold	$352,789.42	$377,710.81
Taxes Paid	$1,191.18	$677.00
Net Income	-$1,402,701.82	-$1,301,365.33

June 18, 2025

FORM C-AR

Choose Your Horizon, Inc

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Choose Your Horizon, Inc, a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.chooseyourhorizon.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is June 18, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Choose Your Horizon, Inc (the "Company") is a Delaware Corporation, formed on August 22, 2018.

The Company is located at 106 E 6th St, Unit 900, Austin, TX 78701.

The Company's website is www.chooseyourhorizon.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Choose Your Horizon Inc. ("Choose Your Horizon" or the "Company"), www.chooseyourhorizon.com, is a mental wellness company that's helping modernize the way we treat anxiety, depression, PTSD, substance use disorders, and more with safe at-home therapies. While the Company was formally founded in 2018 as a limited liability company (CPG Experience LLC by Mark Holland, the Company had no operations and did not commence its tele-health ketamine therapy business until 2021. The company expanded its services to support treatments for Alcohol Use Disorder in 2024. Choose Your Horizon was founded in 2021 by Mark Holland and Rob Lee, consumer health entrepreneurs.

RISK FACTORS

Risks Related to the Company's Business and Industry

RISK FACTORS
Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the

Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited.

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment.

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment.

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in the prototype phase and might never be operational products

Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service.

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights

The stock that an investor is buying has no voting rights in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment.

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation Crowdfunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand of our products, which could adversely affect our business and financial performance, which may adversly affect your investment.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, wheter caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Dependence on Founders

The success of startups can be closely tied to the founders' vision, leadership and expertise. If the founders leave or the leadership team changes, it could affect the company's direction and performance.

Choose Your Horizon is an early-stage company. It is difficult to evaluate our business and prospects due to our lack of operating history. Investment in startups like us involve a high degree of risk.

The Company is an early stage company and was formed as a Texas limited liability company on August, 2018, Choose Your Horizon operations began in 2021 and the Company was converted to a Delaware corporation on May 20, 2022. Accordingly, we have a limited operating history with which you can evaluate our business and prospects. Our prospects must be considered in light of the risks encountered by companies in the early stages of development in highly competitive and rapidly evolving markets, particularly in the healthcare industry. Financial and operating risks confronting startups, including the Company are significant. The market in which the Company competes is highly competitive and the percentage of companies that survive and prosper is small. Startups often experience unexpected problems in the areas of strategy, product development, sales, marketing, financing, and general management, among others, which frequently cannot be solved. In addition, startups like the Company may require substantial amounts of financing, which may not be available through institutional private placements, the public markets or otherwise.

You should consider the frequency with which early-stage businesses encounter unforeseen expenses, limitations, constraints, difficulties, complications, delays, competition and other adverse factors. The degree of market acceptance of our Company, our technology and the alternative healing therapies we provide will depend on a number of factors, including but not limited to: the effectiveness of our alternative healing therapies as compared to currently available treatments; • the effectiveness and safety of the prescription of ketamine and psychedelics according to the medical community; • patients' willingness to adopt our alternative healing therapies in lieu of current and more traditional treatments; • societal attitudes and mainstream acceptance of psychedelics as medicine; • our ability to provide acceptable evidence of safety and effectiveness; • the prevalence and severity of any adverse side effects; • restrictions on use of our prescriptions in combination with other drugs; • the pricing and cost effectiveness of our alternative healing therapies based on our target markets; • the effectiveness of our marketing strategy; • the success of our online platform; and • the cost of compliance of our operations.

Heavily regulated industry

We conduct business in a heavily regulated industry, and if we fail to comply with applicable healthcare laws and government regulations, we could incur financial penalties, become excluded from participating in government healthcare programs, be required to make significant operational changes or experience adverse publicity, which could harm our business.

The U.S. healthcare industry is heavily regulated and closely scrutinized by federal, state and local authorities.

Comprehensive statutes and regulations govern the manner in which we provide and bill for services and collect reimbursement from governmental programs and private payers, our contractual relationships with our providers, vendors, health network partners and customers, our marketing activities, and other aspects of our operations. Of particular importance are: state laws that prohibit general business corporations, such as us, from practicing medicine, controlling medical professionals' decisions or engaging in practices such as splitting fees with medical professionals; • federal and state laws pertaining to non-physician practitioners, such as nurse practitioners and physician assistants, including requirements for physician supervision of such practitioners and reimbursement related requirements; • a provision of the Social Security Act that imposes criminal penalties on healthcare providers who fail to disclose, or refund known overpayments; • the criminal healthcare fraud provisions of the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations, or collectively, HIPM, and related rules that prohibit knowingly and willfully executing a scheme or artifice to defraud any healthcare benefit program or falsifying, concealing or covering up a material fact or making any material false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services; • federal and state laws and policies related to the prescribing and dispensing of pharmaceuticals and controlled substances; • state laws related to the advertising and marketing of services by healthcare providers; • federal and state laws related to confidentiality, privacy and security of personal information, including medical information and records, that limit the manner in which we may use and disclose that information, impose obligations to safeguard such information and require that we notify third parties in the event of a breach; • federal laws that impose civil administrative sanctions for, among other violations, inappropriate billing of services to government healthcare programs or employing or contracting with individuals who are excluded from participation in government healthcare programs; • state laws pertaining to anti-kickback, fee splitting, self-referral and false claims, some of which are not limited to relationships involving government-funded programs; and • state laws governing healthcare entities that bear financial risk.

The U.S. healthcare industry is heavily regulated and closely scrutinized by federal, state and local authorities.

Comprehensive statutes and regulations govern the manner in which we provide and bill for services and collect reimbursement from governmental programs and private payers, our contractual relationships with our providers, vendors, health network partners and customers, our marketing activities, and other aspects of our operations. Of particular importance are: state laws that prohibit general business corporations, such as us, from practicing medicine, controlling medical professionals' decisions or engaging in practices such as splitting fees with medical professionals; • federal and state laws pertaining to non-physician practitioners, such as nurse practitioners and physician assistants, including requirements for physician supervision of such practitioners and reimbursement related requirements; • a provision of the Social Security Act that imposes criminal penalties on healthcare providers who fail to disclose, or refund known overpayments; • the criminal healthcare fraud provisions of the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations, or collectively, HIPM, and related rules that prohibit knowingly and willfully executing a scheme or artifice to defraud any healthcare benefit program or falsifying, concealing or covering up a material fact or making any material false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services; • federal and state laws and policies related to the prescribing and dispensing of pharmaceuticals and controlled substances; • state laws related to the advertising and marketing of services by healthcare providers; • federal and state laws related to confidentiality, privacy and security of personal information, including medical information and records, that limit the manner in which we may use and disclose that information, impose obligations to safeguard such information and require that we notify third parties in the event of a breach; • federal laws that impose civil administrative sanctions for, among other violations, inappropriate billing of services to government healthcare programs or employing or contracting with individuals who are excluded from participation in government healthcare programs; • state laws pertaining to anti-kickback, fee splitting, self-referral and false claims, some of which are not limited to relationships involving government-funded programs; and • state laws governing healthcare entities that bear financial risk.

The U.S. healthcare industry is heavily regulated and closely scrutinized by federal, state and local authorities.

Comprehensive statutes and regulations govern the manner in which we provide and bill for services and collect reimbursement from governmental programs and private payers, our contractual relationships with our providers, vendors, health network partners and customers, our marketing activities, and other aspects of our operations. Of particular importance are: state laws that prohibit general business corporations, such as us, from practicing medicine, controlling medical professionals' decisions or engaging in practices such as splitting fees with medical professionals; • federal and state laws pertaining to non-physician practitioners, such as nurse practitioners and physician assistants, including requirements for physician supervision of such practitioners and reimbursement related requirements; • a provision of the Social Security Act that imposes criminal penalties on healthcare providers who fail to disclose, or refund known overpayments; • the criminal healthcare fraud provisions of the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations, or collectively, HIPM, and related rules that prohibit knowingly and willfully executing a scheme or artifice to defraud any healthcare benefit program or falsifying, concealing or covering up a material fact or making any material false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services; • federal and state laws and policies related to the prescribing and dispensing of pharmaceuticals and controlled substances; • state laws related to the advertising and marketing of services by healthcare providers; • federal and state laws related to confidentiality, privacy and security of personal information, including medical information and records, that limit the manner in which we may use and disclose that information, impose obligations to safeguard such information and require that we notify third parties in the event of a breach; • federal laws that impose civil administrative sanctions for, among other violations, inappropriate billing of services to government healthcare programs or employing or contracting with individuals who are excluded from participation in government healthcare programs; • state laws pertaining to anti-kickback, fee splitting, self-referral and false claims, some of which are not limited to relationships involving government-funded programs; and • state laws governing healthcare entities that bear financial risk.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws.

Achieving and sustaining compliance with these laws may prove costly. The risk of our being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by regulatory authorities or the courts, and their provisions are sometimes complex and open to a variety of interpretations. Our failure to accurately anticipate the application of these laws and regulations to our business or any other failure to comply with regulatory requirements could create liability for us and negatively affect our business. Any action against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management's attention from the operation of our business and result in adverse publicity.

Medical professionals' operation of medical practices are also subject to various state laws.

Among other things, states regulate the licensure of healthcare providers, the supervision by physicians of non-physician practitioners such as physician assistants, nurse practitioners and registered nurses, the retention and storage of medical records, patient privacy and the protection of health information, and the prescribing and dispensing of pharmaceuticals and controlled substances. All such laws, and interpretations thereof, are subject to change. We could be subject to financial penalties and fines, criminal prosecution or other sanctions if the operations of our medical professionals are found to not comply with these laws.

In addition, our ability to provide our full range of services in each state is dependent upon a state's treatment of telemedicine and emerging technologies (such as digital health services), which are subject to changing political, regulatory and other influences.

Many states have laws that limit or restrict the practice of telemedicine, such as laws that require a provider to be licensed and/or physically located in the same state where the patient is located. Failure to comply with these laws could result in recoupments of prior payments, professional discipline for our providers or civil or criminal penalties.

The laws, regulations and standards governing the provision of healthcare services may change significantly in the future. New or changed healthcare laws, regulations or standards may harm our business. A review of our business by judicial, law enforcement, regulatory or accreditation authorities could result in challenges or actions against us that could harm our business and operations.

The cost of compliance, and the potential failure to comply with applicable laws and regulations may adversely affect the results of our business operations.

Our alternative healing therapies include the prescription of psychedelic substances, including ketamine. For example, ketamine as a Schedule III controlled substance under the Controlled Substances Act requires proper authorization and federal and state registration. Under the Controlled Substances Act, controlled substances in Schedule III have an accepted medical use in the United States and have a lower dependence and abuse potential than Schedule II substances. In order to prescribe, dispense and administer a controlled substance in Schedule III, a provider must be authorized to prescribe controlled substances by the state in which the provider is licensed and have a DEA registration. Navigating the legal framework of each state in which we operate through our medical professionals and maintaining compliance requires a significant legal budget, which could potentially harm our results of operations. Further, despite our efforts to remain compliant, if we fail to comply with any state or federal requirements, we could be subject to liability and harm to our brand that would materially affect our business.

Evolving government regulations may increase costs or negatively impact our results of operations.

Our operations may be subject to direct and indirect adoption, expansion or reinterpretation of various laws and regulations. Compliance with these future laws and regulations may require us to change our practices at an undeterminable and possibly significant initial and recurring monetary expense. These additional monetary expenditures may increase future overhead, which could harm our results of operations. For example, licensure standards for doctors and behavioral health professionals; laws limiting the corporate practice of medicine and professional fee splitting; laws limiting the use of psychedelic substances, including ketamine; cybersecurity and privacy laws; and laws and rules relating to the distinction between independent contractors and employees, all represent areas of government regulation that, if changed, could adversely affect us. In the jurisdictions in which we operate, we believe we are in compliance with all applicable laws; however, due to the uncertain regulatory environment, certain jurisdictions may determine that we are in violation of their laws. In the event that we must remedy such violations, we may be required to modify our solutions and services in a manner that undermines our solutions' or services' attractiveness to our customers, members, providers, payers or partners, we may become subject to fines or other penalties or, if we determine that the requirements to operate in compliance in such jurisdictions are overly burdensome, we may elect to terminate our operations in such places. In each case, our revenue may decline, and our business may be harmed. Additionally, the introduction of new services may require us to comply with additional, yet undetermined, laws and regulations. Compliance may require obtaining appropriate licenses or certificates, increasing our security measures and expending additional resources to monitor developments in applicable rules and ensure compliance. The failure to adequately comply with these future laws and regulations may delay or possibly prevent some of our solutions or services from being offered to clients and members, which could harm our business.

The effectiveness of certain psychedelic substances' medical applications has not been demonstrated in a large number of clinical trials.

While there is an accumulating body of evidence that certain psychedelic substances, including ketamine, may have beneficial effects on depression and anxiety, we believe these substances may possess broader mental wellness properties that can address conditions such as anxiety, depression, post-traumatic stress disorder and other mental health conditions. However, given the novel nature of psychedelic substances treatments, such medical applications have not been demonstrated in a great number of clinical trials. Further, future clinical trials may fail to demonstrate substantial evidence of the effectiveness and safety of psychedelic substances, including ketamine, to address a broader range of mental conditions. If any of our alternative healing therapies or any similar therapies distributed by other companies prove to be, or are asserted to be inefficient to patients, this could have a material adverse impact on our business, prospects, financial condition and results of operations.

We are dependent on our relationships with our medical professionals, who are mental health professionals that are employees of our affiliated medical group, CYH Medical, to provide healthcare services, and our business would be harmed if those relationships were disrupted.

States have varying laws, rules and regulations regarding the practice of medicine. In most states, the practice of medicine is generally prohibited by lay persons or entities and laws governing the practice of medicine are intended to prevent unlicensed persons or entities from interfering with or inappropriately influencing providers' professional judgment. Due to the foregoing, we operate through our medical professionals, who are affiliated with CYH Medical, which is owned by Dr. Robyn Heister, MD, and contract for healthcare provider services through services agreements with such medical professionals. If our relationships with medical professionals were disrupted for any reason (e.g., if change in government regulation of telehealth or ketamine therapy resulted in exposure to legal ramifications for such medical professionals), our operations and services could experience a disruption that could have a material adverse impact on our business, prospects, financial conditions and results of operations.

Our relationships with medical professionals might be impaired or disrupted if our contractual arrangements with such medical professionals were to become subject to legal challenges.

Our ability to perform digital health services in a particular U.S. state is directly dependent upon the applicable laws governing the practice of medicine, healthcare delivery and fee splitting in such locations, which are subject to changing political, regulatory and other influences. There is a risk that U.S. state authorities in some jurisdictions may find that our contractual relationships with medical professionals, which govern the provision of digital health services and the payment of administrative and operations support fees, violate laws prohibiting the corporate practice of medicine and fee splitting. The extent to which each state may consider particular actions or contractual relationships to constitute improper influence of professional judgment varies across the states and is subject to change and to evolving interpretations by state boards of medicine and state attorney generals, among others. Accordingly, we must monitor our compliance with laws in every jurisdiction in which we operate on an ongoing basis, and we cannot provide assurance that our activities and arrangements, if challenged, will be found to be in compliance with the law. Additionally, it is possible that the laws and rules governing the practice of medicine, including the provision of digital health services, may change in a manner adverse to our business. While our services agreements with medical professionals prohibit us from controlling, influencing or otherwise interfering with their practice of medicine and provide that physicians retain exclusive control and responsibility for all aspects of the practice of medicine and the delivery of medical services, there can be no assurance that our contractual arrangements and activities with our medical professionals will be free from scrutiny from U.S. state authorities. We cannot guarantee that subsequent interpretation of the corporate practice of medicine and fee splitting laws will not circumscribe our business operations.

We only rely on limited pharmaceutical partners to provide medical professionals' patients with their prescriptions.

We currently operate through medical professionals in thirteen states in the United States, and we rely on 503a compounding pharmacies to deliver through our medical professionals, among other things, ketamine prescriptions to our patients. Thus, we have limited options to make ketamine prescriptions available to our patients. If the 503a compounding pharmacies we work with cease working with us, or if their services were interrupted and we are not able to find alternative third-party pharmaceutical partners, we could experience disruptions in our operations which would adversely affect our business operations. Further, if we fail to renew current agreements with our pharmaceutical partners on terms agreeable to us, or if any of the services provided by our pharmaceutical partners are not performed or the performance is poor, this could adversely affect our business.

If we fail to cost-effectively develop widespread brand awareness and maintain our reputation, or if we fail to achieve and maintain market acceptance for our healthcare services, our business could suffer.

Brand name recognition and credibility is critical for our continued success and to provide access to high quality and novel alternative healing therapies and technology to attract new patients and maintain existing patients. Our business and revenue are heavily reliant on growing and maintaining our base of patients seeking alternative forms of therapy. Market acceptance of our alternative healing therapies and our technology, including our digital platform and patient acquisition depends on educating people, and health networks, as to the distinct features, ease-of-use, positive lifestyle impact, quality, and other perceived benefits of our alternative healing therapies and our technology compared to other more traditional avenues for health care. Market acceptance, among other factors, is highly dependent on our ability to identify particular markets within certain geographic areas and to provide services to local patients in such communities. Additionally, we will rely on word-of-mouth to spread awareness of our alternative healing therapies and our technology solutions, which in turn is dependent on patients relaying positive experiences with us. If we are not successful in demonstrating to existing and potential patients the benefits of our alternative healing therapies and our technology solutions, we could experience lower than expected sales of new treatment packages and a higher rate of existing treatment plan termination. Further, the loss or dissatisfaction of any patient may substantially harm our brand and reputation, inhibit widespread adoption of our solutions and services, reduce our revenue from enterprise clients and health networks, and impair our ability to attract new members and maintain existing members. Further, even if we are successful in our brand promotion activities and deliver high quality alternative healing therapies and technologies through our medical professionals, we cannot guarantee the quality and efficiency of the alternative healing therapies from our medical professionals, as we cannot entirely control the operations of the medical professionals we work with. Lastly, our alternative healing therapies and our technology may also be perceived by our patients as being more complicated or less effective than traditional approaches, and people may be unwilling to deviate from traditional or competing healthcare access options. Any such resistance to adoption of our alternative healing therapies and our technology may harm our business and results of operations.

The potential market opportunity for our alternative healing therapies is difficult to precisely estimate.

Our estimates of the potential market opportunity for our services include several key assumptions based on our industry knowledge, industry publications, third-party research reports and other surveys. Independent sources have not verified all of our assumptions. If any of these assumptions proves to be inaccurate, then the actual market for our alternative healing therapies could be smaller than our estimates of the potential market opportunity. If the actual market for our therapies is smaller than we expect, our revenue may be limited, it may be harder than expected to raise funds and it may be more difficult for us to achieve or maintain profitability.

Our pricing model may not be sustainable.

We set the price of our alternative healing therapies in a range which we believe is reasonable for our targeted market. However, our pricing may be too high for potential and existing patients. Additionally, there is currently no reimbursement of our alternative healing therapies from third-party payors or government healthcare programs. Reimbursement policies may be affected by future healthcare reform measures. Many third-party payors limit coverage of or reimbursement for newly approved healthcare products and we cannot be certain that coverage reimbursement will ever be available for our current alternative healing therapies or any therapies we may develop in the future. If it turns out that our alternative healing therapies are not reasonably priced, this could deter potential members from choosing our alternative healing therapies. Our anticipated revenue and gross margins may be adversely affected, and we may not be able to generate sufficient revenue to continue our business operations.

We are highly dependent upon consumer perceptions of the safety and quality of our alternative healing therapies.

We may face limited adoption if third-party therapy sites, therapists or prospective patients are unwilling to try such a novel treatment as our alternative healing therapies include controlled substances that might be perceived as controversial. There has been a history of negative media coverage regarding psychedelic substances, including ketamine, which may affect the public's perception of our alternative healing therapies. In addition, ketamine may elicit intense psychological experiences, and this could deter prospective patients from choosing this course of treatment. Our business could be adversely affected if we were subject to negative publicity or if any of our alternative healing therapies or any similar therapies distributed by other companies prove to be, or are asserted to be, harmful to patients. Because of our dependence upon consumer perception, any adverse publicity associated with illness or other adverse effects resulting from a patient's use or misuse of our alternative healing therapies or any similar therapies distributed by other companies could have a material adverse impact on our business, prospects, financial condition and results of operations.

We operate in a competitive market, and if we are not able to compete effectively our business would be adversely affected. The market for healthcare solutions and services is intensely competitive. We operate in a highly competitive market with providers utilizing more traditional health care solutions and providers offering novel alternative health care solutions similar to us. Our success is dependent upon our ability to address our patients' needs with superior results, retaining existing patients and gaining new patients at a scale comparable to our competitors. We compete across various segments within the healthcare market, including with respect to traditional healthcare providers, technology platforms, care management and coordination, digital health, telehealth and telemedicine and health information exchange. Competition in our market involves rapidly changing technologies, evolving regulatory requirements and industry expectations, frequent new product and service introductions and changes in customer requirements. If we are unable to keep pace with the evolving needs of our patients and partners and continue to develop and introduce new applications and services in a timely and efficient manner, demand for our solutions and services may be reduced and our business and results of operations would be harmed. Many of our competitors may have greater name recognition, longer operating histories and significantly greater resources than we do. Thus, our competitors may be able to respond more efficiently and effectively than we can to new or changing opportunities, technologies, standards or customer requirements and may have the ability to initiate or withstand substantial price competition. Accordingly, and for the foregoing reasons, current and future patients may accept solutions provided by our competitors instead of ours. As a result, if we are not able to successfully compete in this healthcare market and achieve intended market recognition, our business, financial condition and results of operation will be adversely affected. We are dependent on our key directors, officers and certain advisors. The Company is dependent on the services of its management, including, without limitation, Mark Holland and Rob Lee. In addition, the Company engages advisors from various industries, including the mental healthcare industries. Future success and profitability are substantially dependent upon those individuals. No assurance can be given that the Company will succeed in retaining our management and advisors or finding suitable successors in the event of their loss or unavailability. The loss of any of the aforementioned individuals will have an adverse effect on the operations of the Company.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. Further, we have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements. Therefore, acquiring key man insurance will not ameliorate all of the risks of relying on key personnel.

If we are not able to recruit and retain qualified personnel, we may fail in developing our technologies and operations. Our future success depends to a significant extent on attracting and retaining highly skilled personnel. Competition is intense for qualified personnel, and we may not be successful in continuing to attract and retain qualified personnel. If we are not able to successfully attract and retain qualified personnel, it will affect our performance and the loss of any of our personnel could harm our business and might significantly delay or prevent the achievement of research, development or business objectives.

We could experience losses or liability, including medical liability claims, causing us to incur significant expenses and requiring us to pay significant damages if not covered by insurance.

Our business entails the risk of medical liability claims against both our medical professionals and us. Although the medical professionals we work with carry insurance covering medical malpractice claims in amounts that we believe are appropriate in light of the risks attendant to our business, successful medical liability claims could result in substantial damage awards that exceed the limits of the applicable medical professionals' insurance coverage. CYH Medical covers professional liability insurance and a general insurance policy, which covers medical malpractice claims, for each medical professional we work with. Professional liability insurance is expensive and insurance premiums may increase significantly in the future. As a result, adequate professional liability insurance may not be available to our providers at acceptable costs or at all. Accordingly, this could expose our medical professionals and potentially us to liability, resulting in substantial damage awards which could harm our business, financial conditions and result of operations.

Due to our novel alternative healing therapies, including the involvement of certain controlled substances (e.g. ketamine), we may have a difficult time obtaining and maintaining the various insurances that are desired to operate our business, which may expose us to additional risk and financial liabilities.

Certain business insurance solutions could be more difficult for us to find and more expensive. There are no guarantees that we will be able to find adequate insurances in the future, or that the cost will be affordable to us. If we are forced to go without such insurances, it may prevent us from entering intocertain business sectors, may inhibit our growth, and may expose us to additional risk and financial liabilities.

Current or future litigation against us could be costly and time-consuming to defend.

We are subject, and in the future may become subject from time to time, to legal proceedings and claims that arise in the ordinary course of business such as claims brought by our patients or partners in connection with commercial disputes, consumer class action claims, or other litigation matters. In particular, as we are growing our user base, we may be subject to an increasing number of claims that are brought against us directly or against our medical professionals. Additionally, our alternative healing therapies, including the prescription and use of psychedelic substances, such as ketamine, expose us to additional risk of liability given the novelty of such treatments and the unknown side effects these psychedelic substances may trigger. Any form of claim or legal proceeding may result in substantial costs, settlement and judgments and may divert management's attention and resources, which may substantially harm our business, financial condition and results of operations. Insurance may not cover such claims and legaI proceedings, may not provide sufficient payments to cover all of the costs to resolve one or more such claims and may not continue to be available on terms acceptable to us.

We may be constrained by law in our ability to market and advertise our services.

Our marketing and advertising efforts may be subject to regulations by various regulatory agencies in the jurisdictions we do business. Among others, our marketing activities may be governed by a number of state rules, such as the California Business and Professions Code section 651, the Florida Statute 456.062, and the Texas Administrative Code, Title 22, Part 9, Chapter 164. In some states, the state's attorney general may commence civil and criminal actions on behalf of a patient in the event there is a violation of federal or state laws. Any actions against us by these regulators would have a material and adverse effect on our business, financial condition, reputation, and operations.

Our current and potential future digital technologies may not be successful, which may adversely affect our business, financial condition and results of operations.

We employ digital technologies to collect data, educate patients and therapists, and our therapy model relies on our online platform. Our efforts to develop or acquire current and potential future technologies involve significant time, costs, and other resources, and may divert our management team's attention and focus from executing on other key elements of our strategy. If our efforts to develop or acquire these digital technologies are unsuccessful, it may have a materially adverse impact on our business, future prospects and financial position. Additionally, our current and future digital technology solutions involve the collection, storage, usage or disclosure of sensitive data, including protected health information ('PHI"), and other types of personal data or personally identifiable information ("Pll"). However, such current or future digital technology solutions could compromise sensitive information related to our business, patients, healthcare professionals, therapists, third-party therapy sites and collaborators, and expose us to liability, which could adversely affect our business and our reputation. Measures taken to protect our systems, those of our subcontractors, or sensitive data, including, without limitation, PHI or Pll, that we or our subcontractors process or maintain, may not adequately protect us from the risks associated with the collection, storage and transmission of such information. Although we take steps to help protect confidential and other sensitive information from unauthorized access or disclosure, our information technology and infrastructure may be vulnerable to attacks by hackers or viruses, failures or breaches due to third-party action, employee negligence or error, malfeasance or other disruptions. Such disruptions may expose us to liability, and negatively affect our business and results of operations.

Our business and operations would suffer in the event of computer system failures, cyber-attacks or deficiencies in our cyber security or cyber security of our collaborators, vendors and other partners.

Given our limited operating history, we are continually implementing and improving our internal security measures. Our

internal computer systems, which are currently managed in-house, and those of current and future third parties on which we rely may fail and are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war, pandemics and telecommunications and electrical failure. Any system failure, accident or security breach that causes interruptions in our own or in third-party service vendors' operations could result in a material disruption of our therapy programs. In addition, our information technology and other internal infrastructure systems, including corporate firewalls, servers, leased lines and connection to the Internet, face the risk of systemic failure that could disrupt our operations. While we have not, to our knowledge, experienced any such material system failure or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations.

Failure to comply with health and data protection laws and regulations could lead to U.S. federal and state government enforcement actions, including civil or criminal penalties, private litigation, and adverse publicity and could negatively affect our operating results and business.

We are subject to U.S. federal and state data protection laws and regulations, such as laws and regulations that address

privacy and data security. In the United States, numerous federal and state laws and regulations, including state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws, govern the collection, use, disclosure, and protection of health-related and other personal information. In addition, we may obtain health information from third parties, including research institutions from which we obtain clinical trial data, which are subject to privacy and security requirements under HIPAA, as amended by HITECH. HIPAA establishes a set of basic national privacy and security standards for the protection of PHI, by health plans, healthcare clearinghouses and certain healthcare providers, referred to as covered entities, which includes our medical professionals, and the business associates with whom such covered entities contract for services that involve the use or disclosure of PHI, which includes us. Additionally, many states have enacted similar laws that may impose more stringent requirements on entities like ours. Depending on the facts and circumstances, we could be subject to significant civil, criminal, and administrative penalties if we obtain, use, or disclose PHI maintained by a HIPAA-covered entity in a manner that is not authorized or permitted by HIPAA. Additionally, in June 2018, the State of California enacted the California Consumer Privacy Act of 2018, or CCPA, which came into effect on January 1, 2020 and provides new data privacy rights for consumers (as that term is broadly defined) and new operational requirement for companies, which may increase our compliance costs and potential liability. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. While there is currently exception for protected health information that is subject to HIPAA and clinical trial regulations, as currently written, the CCPA may impact certain of our business activities. The CCPA could mark the beginning of a trend toward more stringent state privacy legislation in the United States, which could increase our potential liability and adversely affect our business.

Compliance with U.S. and foreign privacy and data protection laws and regulations could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data, or in some cases, impact our ability to operate in certain jurisdictions. Claims that we have violated individuals' privacy rights, failed to comply with data protection laws, or breached our contractual obligations, even if we're not found liable, could be expensive and time consuming to defend and could result in adverse publicity that could harm our business.

We will rely on internet infrastructure, bandwidth providers, other third parties and our own systems to offer access to our platform to our customers and partners and any failure or interruption in the services provided by these third parties or our own systems could expose us to litigation and hurt our reputation and relationships with clients and partners. The ability to operate our platform will depend on the development and maintenance of the infrastructure of the internet and other telecommunications services by third parties. This includes maintenance of a reliable network connection with the necessary speed, data capacity, and security for providing reliable internet access. Any disruption in the network access, telecommunications or co-location services provided by third-party providers or any failure of or by third-party providers· systems or our own systems to handle current or higher volume of use could significantly harm our business and reputation.

All of the Company's capital stock, including the Securities, are subject to significant transfer restrictions.

No holder of shares of the Company may sell, transfer, assign, pledge or otherwise dispose of or encumber of the shares of stock of the Company without the Company's consent. Furthermore, the Company holds a right of first refusal with respect to all shares of its capital stock, including the Securities being offered by the Company in this offering. This means that if an investor should seek to sell its Securities, the investor is required to first notify the Company of its intention to sell the Securities, the name of the proposed transferee, and the price and number of Securities to be sold. The Company has the right to purchase all (but not less than all) of the Securities the investor intended to sell at the terms described in the investor's notice to the Company. The Securities, if certificated, are legendary accordingly, as follows: "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO TRANSFER RESTRICTION, AS PROVIDED IN THE BYLAWS OF THE CORPORATION." As a result, investors face impediments with respect to the transfer of the Securities which may in turn limit their abilities to obtain liquidity for their investments.

Integration and Support

"Choose Your Horizon" does not offer therapy sessions or integration work as part of their packages. This may limit the effectiveness of their treatment for some patients who require more comprehensive care.

Clinical Expertise

Ensuring that the clinicians and care teams providing support have the necessary expertise and qualifications to guide patients through psychedelic experiences is crucial for safety and positive outcomes.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the

Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Choose Your Horizon Inc. ("Choose Your Horizon" or the "Company"), www.chooseyourhorizon.com, is a mental wellness company that's helping modernize the way we treat anxiety, depression, PTSD, substance use disorders, and more with safe at-home therapies. While the Company was formally founded in 2018 as a limited liability company (CPG Experience LLC by Mark Holland, the Company had no operations and did not commence its tele-health ketamine therapy business until 2021. The company expanded its services to support treatments for Alcohol Use Disorder in 2024. Choose Your Horizon was founded in 2021 by Mark Holland and Rob Lee, consumer health entrepreneurs.

Business Plan

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Mark Holland

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Position: Chief Executive Officer (CEO), Founder and Director Dates of Service: May, 2022 - Present Responsibilities: Holland is the primary decision-maker of the company. Holland does not currently receive a salary, but may receive a salary post-offering. Holland presently holds 18,360,000 shares of Class A Voting Common Stock.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Employer: Choose Health Title: Advisor Dates of Service: January, 2019 - Present Responsibilities: Founder of 48 state diagnostic health testing platform to enable users to track and improve a core panel of biomarkers linked to chronic disease and long term health. Employer: CPG Experience Title: Management Partner Dates of Service: January, 2018-September, 2022 Responsibilities: Advisor and Investor to several growth stage consumer health businesses across North America. Employer: Lifes2good Title: Chief Executive Officer North America Dates of Service: January, 2007 - December, 2016 Responsibilities: Responsible for all aspects of growing the North American operation from $100k in revenue to $50M over 10 years.

Education

Name

Robert Lee

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Position: Chief Operating Officer, Director, and Principal Accounting Officer Dates of Services: November, 2021 - Present Responsibilities: Responsible for the day-to-day operations of the company. Developing and implementing the company's growth strategy. Lee receives an annual salary of $120,000 and presently holds 8,100,000 shares of Class A Voting Common Stock.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Employer: Lifes2good (Brands Viviscal & Amberen) Title: Director Business Development & Operations Dates of Service: November, 2014 - November, 2022 Responsibilities: Responsible for the day-to-day operations of the company. Developing and implementing the company's sales and growth strategy.

Education

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Mark Holland

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Position: Chief Executive Officer (CEO), Founder and Director Dates of Service: May, 2022 - Present Responsibilities: Holland is the primary decision-maker of the company. Holland does not currently receive a salary, but may receive a salary post-offering. Holland presently holds 18,360,000 shares of Class A Voting Common Stock.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Employer: Choose Health Title: Advisor Dates of Service: January, 2019 - Present Responsibilities: Founder of 48 state diagnostic health testing platform to enable users to track and improve a core panel of biomarkers linked to chronic disease and long term health. Employer: CPG Experience Title: Management Partner Dates of Service: January, 2018-September, 2022 Responsibilities: Advisor and Investor to several growth stage consumer health businesses across North America. Employer: Lifes2good Title: Chief Executive Officer North America Dates of Service: January, 2007 - December, 2016 Responsibilities: Responsible for all aspects of growing the North American operation from $100k in revenue to $50M over 10 years.

Education

Name

Robert Lee

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Position: Chief Operating Officer, Director, and Principal Accounting Officer Dates of Services: November, 2021 - Present Responsibilities: Responsible for the day-to-day operations of the company. Developing and implementing the company's growth strategy. Lee receives an annual salary of $120,000 and presently holds 8,100,000 shares of Class A Voting Common Stock.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Employer: Lifes2good (Brands Viviscal & Amberen) Title: Director Business Development & Operations Dates of Service: November, 2014 - November, 2022 Responsibilities: Responsible for the day-to-day operations of the company. Developing and implementing the company's sales and growth strategy.

Education

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 7 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Common Stock
Amount outstanding	29,730,000
Voting Rights	1 vote per share.
Anti-Dilution Rights	Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being work less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Class B Common Stock
Amount outstanding	2,762,020
Voting Rights	None
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

The Company has the following debt outstanding:

Type of debt	Line of credit
Name of creditor	SAFE
Amount outstanding	$1,483,000.00
Interest rate and payment schedule	0.0%
Amortization schedule	
Describe any collateral or security	
Maturity date	October 15, 2032
Other material terms	

Type of debt	Line of credit
Name of creditor	SAFE series 2
Amount outstanding	$200,000.00
Interest rate and payment schedule	0.00%
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	

Type of debt	Line of credit
Name of creditor	Mark Holland
Amount outstanding	$400,000.00
Interest rate and payment schedule	9.14%
Amortization schedule	
Describe any collateral or security	
Maturity date	March 25, 2025
Other material terms	

The total amount of outstanding debt of the company is $2,083,000.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)		$1,483,000.00	Marketing, team expansion, legal, SG&A	May 1, 2022	Rule 506(b)
Class B Non-Voting Common Stock	2,693,455		Operations, employment, salaries et Product /service development State Expansion	October 31, 2023	Regulation CF
SAFE (Simple Agreement for Future Equity)			Operations	September 4, 2024	Rule 506(b)
Class B Non-Voting Common Stock	68,565		Sales & Marketing, Operations, employment, salaries et Product /service development, State Expansion	October 31, 2023	Section 4(a)(2)
Class B Non-Voting Common Stock	334,942	$193,042.86	Sales & Marketing, Operations, employment, salaries et Product/service development, State Expansion	October 30, 2024	Regulation CF

Ownership

The Company is owned by Mark Holland who owns 68.9% and Robert Lee owns 27.61%.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Mark Holland	68.7%
Robert Lee	27.6%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

As of September 30, 2024, the Company has capital resources available in the form of a line of credit for $20k from Capital One, and approximately $76,904.06 cash on hand. We believe the funds of this campaign are critical to our company operations. These funds are required to support salaries, sales, marketing, state expansion and growth. We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, roughly 80% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal. If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for four (4) months. This is based on a current monthly burn rate of $75k for expenses related to salaries, marketing, and general operating expenses. If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for approximately thirteen (13) months. This is based on a current monthly burn rate of roughly $75k for expenses related to salaries, marketing, and general operating expenses. Currently, the Company has not contemplated additional future sources of capital, including venture capital and crowdfunding.

Management Strategy to Improve Profitability Over the Next 12 Months: To improve profitability over the next 12 months, Choose Your Horizon (CYH) will execute a focused plan across four strategic pillars: patient growth, cost optimization, recurring revenue expansion, and operational efficiency. 1. Scale Patient Acquisition through High-ROI Channels We will continue refining our digital acquisition funnel to lower customer acquisition costs (CAC) and scale weekly patient onboarding. Optimizing media spend toward our highest-performing creative and channel. 2. Grow Recurring Revenue from Subscription-Based Programs Increase subscriber retention through new features (patient dashboard, engagement nudges). Expand the offering to other substance use disorders (e.g., stimulants, opioids) 3. Operational Cost Reductions and Margin Expansion Management is implementing cost controls to improve gross-to-net revenue by reducing non-approved appointments through pre-screening optimization and automating admin and clinical workflows (e.g., AI documentation support, intake routing. 4. Partnership and Payer Expansion To de-risk future revenue and reduce patient acquisition costs, we are pursuing direct partnerships with employers and EAP programs and reimbursement pilots with insurance payers in key states (leveraging our upcoming outcomes white paper.

Liquidity and Capital Resources

On May 1, 2022 the Company conducted an offering pursuant to Rule 506(b) and raised $1,483,000.00.

On October 31, 2023 the Company conducted an offering pursuant to Regulation CF and raised .

On September 4, 2024 the Company conducted an offering pursuant to Rule 506(b) and raised .

On October 31, 2023 the Company conducted an offering pursuant to Section 4(a)(2) and raised .

On October 30, 2024 the Company conducted an offering pursuant to Regulation CF and raised $193,042.86.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Loans

Related Person/Entity	Mark Holland
Relationship to the Company	Officer. Between September 20, 2024 and June 2025, the Company received loans from the CEO Mark Holland in the amount of $400,000 bearing an interest rate of 9.14% per annum and with a maturity date between March 20, 2025 and December 2025.
Total amount of money involved	$400,000
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Loan

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Mark Holland(Signature)Mark Holland(Name)CEO, Founder, Director(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

CHOOSE YOUR HORIZON, INC.

AUDITED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022



SET APART AC

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Choose Your Horizon, Inc.
Austin, Texas

Opinion

We have audited the financial statements of Choose Your Horizon, Inc., which comprise the balance sheets as of December 31, 2023 and December 31, 2022, and the related statements of operations, changes in stockholders' equity, and cash flow for the years ending December 31, 2023 and December 31, 2022, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Choose Your Horizon, Inc. as of December 31, 2023, and December 31, 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Choose Your Horizon, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Choose Your Horizon Inc.'s ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is

higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Choose Your Horizon, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Choose Your Horizon Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

October 01, 2024
Los Angeles, California

As of December 31, (USD $ in Dollars)	2023	2022
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 117,329	$ 474,611
Accounts Receivable	269,733	-
Inventory	2,925	2,925
Total Current Assets	**389,987**	**477,536**
Total Assets	$ **389,987**	$ **477,536**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 40,244	$ 11,706
Credit Cards	33,659	6,176
Total Current Liabilities	**73,903**	**17,882**
Simple Agreement for Future Equity (SAFEs)	1,807,406	801,667
Total Liabilities	**1,881,309**	**819,549**
STOCKHOLDERS EQUITY		
Common Stock - Class A	2,674	446
Common Stock Class B	54	
Equity Issuance Costs	(25,987)	-
Subscription Receivable	(12,554)	-
Additional Paid in Capital	249,785	40,402
Retained Earnings/(Accumulated Deficit)	(1,705,294)	(382,860)
Total Stockholders' Equity	**(1,491,322)**	**(342,013)**
Total Liabilities and Stockholders' Equity	$ **389,987**	$ **477,536**

See accompanying notes to financial statements.

CHOOSE YOUR HORIZON INC.
STATEMENTS OF OPERATIONS

For Fiscal Year Ended December 31,		2023		2022
(USD $ in Dollars)				
Net Revenue	$	1,098,756	$	113,337
Cost of Goods Sold		391,432		98,180
Gross profit		707,324		15,157
Operating expenses				
General and Administrative		561,670		243,844
Sales and Marketing		1,025,245		96,149
Research and Development		199,663		-
Total operating expenses		1,786,578		339,993
Operating Income/(Loss)		(1,079,254)		(324,836)
Interest Expense		-		(128)
Other Loss/(Income)		(256,911)		(60,466)
Income/(Loss) before provision for income taxes		(1,336,165)		(385,430)
Benefit/(Provision) for income taxes		-		-
Net Income/(Net Loss)	$	(1,336,165)	$	(385,430)

See accompanying notes to financial statements.

CHOOSE YOUR HORIZON INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in , $US)	Common Stock - Class A Shares	Common Stock - Class A Amount	Common Stock - Class B Shares	Common Stock - Class B Amount	Additional Paid In Capital	Equity Issuance Costs	Subscription Receivable	Members' Equity	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2021	-	-	-	-	-	-	-	**1,511**	**$ 2,570**	**$ 4,081**
Conversion from LLC to Corporation	4,455,000	446	-	-	37,663	-	-	(1,511)		36,598
Share-Based Compensation	-	-	-	-	2,738	-	-	-		2,738
Net income/(loss)	-	-	-	-	-	-	-	-	(385,430)	(385,430)
Balance—December 31, 2022	**4,455,000**	**$ 446**	**-**	**$ -**	**$ 40,402**	**$ -**	**$ -**	**$ -**	**$ (382,860)**	**$ (342,013)**
Split of shares 1:6	22,275,000	2,228	-	-	(2,228)	-	-	-	-	-
Issuance of common stock	-	-	539,239	54	201,455	(25,987)	(12,554)	-	-	162,968
Share Based Compensation	-	-	-	-	10,156				-	10,156
Treasury Stock Issuance	-	-	-	-	-	-	-	-	-	-
Adjustments related to PY	-	-	-	-	-	-	-	-	13,731	13,731
Net income/(loss)	-	-	-	-	-	-	-	-	(1,336,165)	(1,336,165)
Balance—December 31, 2023	**26,730,000**	**$ 2,674**	**539,239**	**$ 54**	**$ 249,785**	**$ (25,987)**	**$ (12,554)**	**$ -**	**$ (1,705,294)**	**$ (1,491,323)**

See accompanying notes to financial statements.

CHOOSE YOUR HORIZON INC.
STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(1,336,165)	$	(385,429)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Adjustment to Fair Value of SAFEs		262,740		61,667
Share-based Compensation		10,156		2,738
Other non-cash items		13,732		-
Changes in operating assets and liabilities:				
Accounts Receivable		(269,733)		-
Inventory		(0)		(2,925)
Accounts Payable		28,538		11,706
Credit Cards		27,483		6,150
Net cash provided/(used) by operating activities		(1,263,250)		(306,093)
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		-		-
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		162,968		36,598
Borrowing on SAFEs		743,000		740,000
Net cash provided/(used) by financing activities		**905,968**		**776,598**
Change in Cash		(357,282)		470,505
Cash—beginning of year		474,611		4,107
Cash—end of year	$	**117,329**	$	**474,611**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	128
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$		$	
Issuance of equity in return for note		-		-
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Choose Your Horizon Inc. was formed on August 22, 2018, in the state of Delaware as a Limited Liability Company, under the name of CPG Experience, LLC. In 2022, the company converted from an LLC to a Corporation and changed its name to Choose Your Horizon Inc. The financial statements of Choose Your Horizon, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Austin, Texas.

Choose Your Horizon, formerly Choose Ketamine, is a wellness platform that connects patients with psychiatric medical practices that can provide at-home ketamine therapy. The Choose Ketamine platform is overseen by an advisory team of certified medical experts who have experience with psychedelic medicine and behavioral health. Choose Ketamine's mission is to provide evidence-based, patient-first medical care to those who suffer from mental health disorders by making at-home ketamine treatment options available to more people.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, and December 31, 2022, the Company's cash and cash equivalents exceeded FDIC-insured limits by $0 and $224,542, respectively.

Inventories

Inventories are valued at the lower cost or net realizable value. Costs related to finished goods which are determined using an average method.

Income Taxes

Choose Your Horizon, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from providing services on its wellness platform. The Company had following revenue structure in 2023 and 2022:

As of Year Ended December 31,	2023	2022
Gross Revenue	$ 1,989,787	$ 113,337
Discounts	(156,448)	-
Non-Approval	(688,777)	-
Refund	(45,806)	-
Net Revenue	$ 1,098,756	$ 113,337

Cost of sales

Costs of goods sold include the cost of clinicians, prescriptions, etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023 and December 31, 2022 amounted to $1,025,245 and $96,149, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 01, 2024, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock at a par value of $0.0001. On October 9, 2023, the Company executed 1:6 Stock Split where the Company is authorized to increase the number of shares from 10,000,000 shares to 70,000,000 shares, designating 60,000,000 shares as Class-A Common Stock, with a par value of $0.0001 per share, and 10,000,000 shares as Class-B Non-Voting Common Stock, with a par value of $0.0001 per share.

As of December 31, 2023, and December 31, 2022, 26,730,000 and 4,455,000 shares of Class-A Common Stock were issued and outstanding, respectively.

As of December 31, 2023, and December 31, 2022, 539,239 and 0 shares of Class B Non-Voting Common Stock were issued and outstanding, respectively.

4. SHARE-BASED COMPENSATION

During 2022 the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 500,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of December 31,	2023
Expected Life (Years)	10.00
Risk-Free Interest Rate	4.41%
Expected Volatility	75%
Annual Dividend Yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	-	$ -	-
Granted	240,000	0.010	
Exercised	-	-	
Expired/Cancelled	-	-	
Outstanding at December 31, 2022	240,000	$ 0.010	9.54
Exercisable Options at December 31, 2022	-	$ -	-
Granted	143,333	0.201	
Stock split 1:6	1,326,665		
Exercised	-	-	
Expired/Cancelled	-	-	
Outstanding at December 31, 2023	1,709,998	$ 0.20	8.79
Exercisable Options at December 31, 2023	-	$ -	-

Stock option expenses for the years ended December 31, 2023, and December 31, 2022 was $10,156 and $2,738, respectively.

5. DEBT

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

Simple Agreements For Future Equity	Principal Amount	Borrowing Period	Valuation Cap	Discount	As of December 31, 2023	As of December 31, 2022
SAFEs 2022	$ 740,000	Fiscal Year 2022	$ 5,000,000	80%	$ 740,000	$ 740,000
SAFEs 2023	743,000	Fiscal Year 2023	5,000,000	80%	743,000	-
Change in Fair Value of SAFEs					324,406	61,667
Total SAFE(s)					$ 1,807,406	$ 801,667

If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of SAFE Preferred Stock equal to the outstanding Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the outstanding Purchase Amount, provided that the Investor or the Majority Holders (as the case may be) make such election in writing to the Company prior to the consummation of such Liquidity Event or (ii) automatically receive from the Company a number of shares of Common Stock equal to the outstanding Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the outstanding Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. Such purchase amount will be paid prior to and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock by reason of their ownership thereof. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

6.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 and December 31, 2022 consists of the following:

For The Year Ended December 31,	2023	2022
Net Operating Loss	$ (364,105)	$ (115,764)
Valuation Allowance	364,105	115,764
Net Provision For Income Tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023, and December 31, 2022 are as follows:

As of December 31,	2023	2022
Net Operating Loss	$ (479,869)	$ (115,764)
Valuation Allowance	479,869	115,764
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal net operating loss ("NOL") carryforwards of $369,807, and the Company had state net operating loss ("NOL") carryforwards of approximately $110,062. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

7.   RELATED PARTY

There are no related party transactions as of December 31, 2023, and 2022.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, and 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, through October 01, 2024, which is the date the financial statements were available to be issued.

In the year 2024, the Company issued 2,154,216 shares of Class-B Non-Voting Common Stock with a total raise of $873,103, gross of issuance costs.

On September 20, 2024, the Company received a loan from the CEO Mark Holland in the amount of $100,000, bearing an interest of 9.14% per annum and with a maturity date of March 20, 2025.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,079,254, and an operating cash flow loss of $1,263,296. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.